Correspondence

October 15, 2013

Via Edgar

P. Amy Reischauer
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	Venaxis, Inc. ("Venaxis") Form 10-K for the Fiscal Year Ended December 31, 2012 File No. 001-33675

Dear Ms. Reischauer:

We are providing this response letter on behalf of Venaxis, Inc. (the “Registrant” or the “Company”) with respect to the Staff’s comment letter dated September 23, 2013, regarding the Registrant’s Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Form 10-K”).  For your convenience, the Staff’s comments have been reproduced below, followed by the Registrant’s response.

Business
APPY1 Raw Materials and Suppliers, page 5

1.           In your July 30, 2010 response to comment 2 of our June 30, 2010 comment letter regarding your Form 10-K for the year ended December 31, 2009, you stated that you believed that your development and supply agreement with the manufacturer of your APPY1 reader was not then material because the Company had no obligation to purchase the reader and had no significant financial obligations prior to its development. In addition, you indicated that the manufacturing agreement would be a material agreement “when development of the Instrument is complete, and the LRE Agreement proceeds to the supply stage.” The disclosure in your Form 10-K for the year ended December 31, 2013 [sic] appears to indicate that the reader is now fully developed and “manufactured by a well-established vender[sic] in Germany.” In addition, we note that you intend to pursue full-scale launch of APPY1 in Europe in 2013 which suggests that your manufacturing agreement for the APPY1 reader has entered the supply stage. In light of these changed circumstances, your manufacturing agreement relating to the APPY1 reader appears to now represent a material contract under Item 601(b)(10).

United States Securities and Exchange Commission
October 15, 2013

As such, please revise your disclosure to include a description of the material terms of this agreement, such as each parties’ rights and obligations, including payment obligations, the duration, and any termination provisions. Please also file this agreement as an exhibit.

RESPONSE:

The Product Development and Supply Agreement (the “LRE Agreement”) with LRE MEDICAL GMBH (“LRE”) continues to be monitored by the Company as to its materiality to our business.  We do not believe the LRE Agreement is a material contract for the Company at this time within the meaning of Section 601(b)(10) of Regulation S-K for the following reasons.  First, our APPY1 sales and marketing activities in Europe have not risen to the level of a full-scale commercial launch in 2013.  We are currently working with agents in Europe to establish relationships with key opinion leaders at general, pediatric, community and academic hospitals in three to five countries in Europe.  The Company will work with these key opinion leaders and hospitals for the purpose of completing well-defined outcome studies for our APPY1 Suite of products over the coming months.  Such studies are designed to further demonstrate the clinical utility and economic value of APPY1.  To date in 2013, such marketing activities have progressed but have not moved into the second phase of the EU launch, a full scale sales and distribution effort.  The manufacture of reader instruments (the “Instrument”) by LRE for us under the LRE Agreement has allowed us to place and/or sell a limited number of Instruments in Europe as part of these ongoing market development activities and we expect the volume of Instruments will rise once we begin full-scale sales activities.

Second, as we have disclosed in our filings, the LRE Agreement is a two-stage agreement, a development stage and a supply stage.  The development stage was substantially completed in mid-2013, wherein LRE substantially completed development of the Instrument, that when combined with a lateral flow immunoassay detection product, constitutes one item in our APPY1 product offerings.

Third, as our market development activities progress, we have evaluated additional APPY1 product development needs and market considerations, and realize that we may focus our activities away from reliance on the Instrument to run the APPY1 diagnostic tests in the clinical setting.  While important to these early product development efforts, the importance and materiality of the LRE Agreement may lessen over time.

Finally, the Company believes the LRE is not a “sole source” supplier of instrument such as this reader, and could be replaced, if necessary.  Further, the LRE Agreement does not obligate the Company to purchase a required material number of Instruments in any given period, or obligate the Company to make material financial commitments for Instruments not sold.  The Company’s relationship with LRE is good, and the Company has no current intent to terminate the LRE Agreement, however, these provisions allow the Company to remain flexible with respect to procurement of the Instruments.

United States Securities and Exchange Commission
October 15, 2013

Based upon these factors and considerations, the Company continues to believe that the LRE Agreement was not a material contract of the Company requiring filing under Item 10(b)(10) of Regulation S-K for the period covered by the Form 10-K report, and that the LRE Agreement will not meet such standard for the year ending December 31, 2013.  The Company will continue to monitor and evaluate its disclosure regarding the LRE Agreement for future filings.

Animal Healthcare, page 5

2.           Please provide an expanded description of your July 2012 License Agreement that describes the duration and termination provisions of the agreement.  Please also confirm that the counter-party to this agreement is Ceva Santé Animale S.A. and confirm that you will disclose this fact in future filings.

RESPONSE:

The  Exclusive License Agreement, dated July 25, 2013 (the “License Agreement”), between the Company and Ceva Santé Animale S.A.  (the “Licensee”) has no established term, other than the royalties term; royalties are payable to the Company until December 31, 2028.  The License Agreement is subject to termination by the Licensee (a) for convenience on 180 days prior written notice, (b) in the Licensee’s discretion in the event of a sale or other disposal of the Company’s animal health assets, (c) in the Licensee’s discretion upon a change in control of the Company, (d) for a material breach of the License Agreement by the Company; or (e) in the Licensee’s discretion, if the Company becomes insolvent.  The License Agreement is also terminable by the Company if there is a material breach of the License Agreement by the Licensee, or if the Licensee challenges the Company’s ownership of designated intellectual property.  Our relationship with the Licensee is good and we are aware of no current or intended termination of the License Agreement.  As the development and commercialization of the Company’s animal health assets, both those substantial assets owned and licensed directly to the Licensee, and those sub-licensed from Washington University through the Company to the Licensee are no longer material to the ongoing business of the Company, we do not believe the termination of the License Agreement would have a material adverse impact on the Company.  We commit to providing this updated disclosure in future filings.

We confirm that the counter-party to the License Agreement is Ceva Santé Animale S.A. and also confirm that we will disclose this fact in future filings.

Intellectual Property, page 6

3.           Please revise your disclosure to identify the expiration dates of the following patents:

•	your acute appendicitis testing technology patents granted in the United States (Nos. 7,501,256, 7,659,087 and 7,670,769);

•	your recombinant bovine follicle stimulating hormone technology patents granted in Europe (No. 2134165) and New Zealand (No. 579740);

United States Securities and Exchange Commission
October 15, 2013

•	your bovine pregnancy test technology patents granted in the United States (Nos. 7,393,696 and 7,687,281); and

•	your pregnancy detection patents granted in Australia (No. 2003243199), New Zealand (Nos. 536229 & 572488), and the United States (No. 7,842,513).

RESPONSE:

We commit to making the following disclosure regarding the expiration dates of patents in future filings:

•	acute appendicitis testing technology patents granted in the United States (Nos. 7,501,256 (expires February 7, 2026), 7,659,087 (expires July 25, 2025) and 7,670,789 (expires July 25, 2025));

•	recombinant bovine follicle stimulating hormone technology patents granted in Europe (No. 2134165) and New Zealand (No. 579740), both of which expire on October 12, 2028;

•	bovine pregnancy test technology patents granted in the United States (No. 7,393,696 (expires May 30, 2025) and No. 7,687,281 (expires May 6, 2023)); and

•	pregnancy detection patents granted in Australia (No. 2003243199), New Zealand (No. 536229 and No. 572488), and the United States (No. 7,842,513), all of which expire on May 2, 2023.

*        *        *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments in the 2012 Form 10-K do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
October 15, 2013

Please direct any questions or comments to me at (215) 864-8631 or to Jeff McGonegal, Chief Financial Officer of the Registrant, at (303) 794-2000.

Sincerely,

/s/ Mary J. Mullany
Mary J. Mullany

cc:	Stephen T. Lundy
Jeffrey G. McGonegal